                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                        SOUTHERN PERU COPPER CORPORATION.
                        ---------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    843611104
                                    ---------
                                 (CUSIP Number)

                               ASARCO Incorporated
                       Southern Peru Holdings Corporation
                           Americas Mining Corporation
                    Controladora Minera Mexico, S.A. de C.V.
                 Grupo Minero Mexico Internacional, S.A. de C.V.
                           Grupo Mexico, S.A. de C.V.
                        (Name of person filing statement)

                                 Kevin McCaffrey
                        Senior Associate General Counsel
                               ASARCO Incorporated
                              100 Southgate Parkway
                        Morristown, New Jersey 07962-1997
                               Tel. (973) 993-4866
                                       and
                             Daniel Tellechea Salido
                          Vice President and Treasurer
                       Southern Peru Holdings Corporation
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                              Tel. 011-525-574-2067
                                       and
                             Daniel Tellechea Salido
                               Vice President and
                             Chief Financial Officer
                           Americas Mining Corporation
                               1150 N. 7th Avenue
                                Tucson, AZ 85705
                               Tel. (520) 798-7781
                                       and
                             Daniel Tellechea Salido
                      Administration and Finance President
                    Controladora Minera Mexico, S.A. de C.V.
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                            Tel. No. 011-525-574-2067
                                       and
                             Daniel Tellechea Salido
                               Vice President and
                       Administration & Finance President
                 Grupo Minero Mexico Internacional, S.A. de C.V.
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                            Tel. No. 011-525-574-2067
                                       and
                             Daniel Tellechea Salido
                      Administration and Finance President
                           Grupo Mexico, S.A. de C.V.
                               Baja California 200
                                Colonia Roma Sur
                            06760 Mexico City, Mexico
                            Tel. No. 011-525-574-2067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                    copy to:
                              Leonard Chazen, Esq.
                               Covington & Burling
                           1330 Avenue of the Americas
                            New York, New York 10019
                                Tel. 212-841-1000

CUSIP No 843611104                                            Page 2 of 15 Pages

                                  July 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

CUSIP No 843611104                                            Page 3 of 15 Pages



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                    ASARCO Incorporated

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   13-4924440
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   /X/

                                                                  (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                              /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION        New Jersey

--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER                   52,000
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER                 43,348,949
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER              52,000
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER            43,348,949
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,445,949
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3 % of total Common Shares, 65.8% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 4 of 15 Pages


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON         Southern Peru Holdings Corporation

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   /X/
                                                                 (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER              0
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER            43,348,949
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER         0
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER       43,348,949
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,348,949
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2% of total Common Shares, 65.8% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 5 of 15 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON     Americas Mining Corporation

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   /X/
                                                              (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                          /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER               52,000
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER             43,348,949
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER          52,000
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER        43,348,949
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,445,949
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3 % of total Common Shares, 65.8% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 6 of 15 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON     Controladora Minera Mexico, S.A. de C.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   /X/
                                                              (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                          /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER               20,602
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER             17,174,853
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER          20,602
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER        17,174,853
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,195,455
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5 % of total Common Shares, 26.1% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 7 of 15 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON     Grupo Minero Mexico Internacional, S.A.
                                      de C.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   /X/
                                                              (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                          /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER               20,602
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER             17,174,853
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER          20,602
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER        17,174,853
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,195,455
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5 % of total Common Shares, 26.1% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 8 of 15 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON     Grupo Mexico, S.A. de C.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   13-1808503
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)   /X/
                                                              (b)   /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                          /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Mexico
--------------------------------------------------------------------------------
  Number of Shares       7      SOLE VOTING POWER               52,000
 Beneficially Owned   ----------------------------------------------------------
         by              8      SHARED VOTING POWER             43,348,949
   Each Reporting     ----------------------------------------------------------
    Person With          9      SOLE DISPOSITIVE POWER          52,000
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER        43,348,949
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,445,949
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /_/
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3 % of total Common Shares, 65.8% of Class A Common Stock
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON                                      CO
--------------------------------------------------------------------------------

CUSIP No 843611104                                            Page 9 of 15 Pages


ASARCO Incorporated ("ASARCO"), Southern Peru Holdings Corporation, a wholly-owned subsidiary of ASARCO ("SPHC"), Grupo Mexico, S.A. de C.V., ASARCO's indirect parent corporation ("Grupo Mexico") and Americas Mining Corporation, ASARCO's direct parent corporation ("AMC") (collectively, ASARCO, SPHC, AMC and Grupo Mexico, the "Reporting Persons") hereby amend the report on Schedule 13D regarding Southern Peru Copper Corporation (the "Company"), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000 and on May 17, 2001 (collectively, the "Schedule 13D"). This
Schedule 13D relates to Common Stock of the Company, $0.01 par value per share ("Common Stock'), and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together, with Common Stock, the "Common Shares"). Unless otherwise indicated capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by adding the following:

         Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex I hereto is incorporated herein by reference.

         Annex II hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Controladora. The information set forth in Annex II hereto is incorporated herein by reference.

         Annex III hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GMMI. The information set forth in Annex III hereto is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following:

         The Reporting Persons intend to engage in a transaction in which SPHC would sell all of its Common Shares to AMC. ASARCO would use the proceeds to repay debt and for other corporate purposes. ASARCO would continue to be a wholly owned subsidiary of AMC and Grupo Mexico after that sale, and Grupo Mexico and AMC have no plans to engage in any transaction that would cause ASARCO to cease to be affiliated with AMC and Grupo Mexico.

         The Reporting Persons may also from time to time purchase shares of Common Stock in the open market or propose changes in the membership of the Board of Directors.

         Except as described in this Item 4, as of the date of this statement none of the Reporting Persons has any plans or has made any proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any other change in the Company's charter or bylaws or other actions that may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement, dated July 13, 2001

CUSIP No 843611104                                           Page 10 of 15 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2001         ASARCO INCORPORATED


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Executive Vice President


Dated: July 13, 2001         SOUTHERN PERU HOLDINGS CORPORATION


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Vice President and Treasurer


Dated: July 13, 2001         AMERICAS MINING CORPORATION


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Vice President and
                                  Chief Financial Officer


Dated: July 13, 2001         GRUPO MEXICO, S.A. DE C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President


Dated: July 13, 2001         CONTROLADORA MINERA MEXICO, S.A. de C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President


Dated: July 13, 2001         GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President

CUSIP No 843611104                                           Page 11 of 15 Pages

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

                  This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.



Dated: July 13, 2001         ASARCO INCORPORATED


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Executive Vice President


Dated: July 13, 2001         SOUTHERN PERU HOLDINGS CORPORATION


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Vice President and Treasurer


Dated: July 13, 2001         AMERICAS MINING CORPORATION


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Vice President and
                                  Chief Financial Officer


Dated: July 13, 2001         GRUPO MEXICO, S.A. DE C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President


Dated: July 13, 2001         CONTROLADORA MINERA MEXICO, S.A. de C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President


Dated: July 13, 2001         GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.


                             By:
                                ----------------------------------
                                  Daniel Tellechea Salido
                                  Administration and
                                  Finance President

CUSIP No 843611104                                           Page 12 of 15 Pages


                                                                         ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

1. DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico except Messrs. McAllister, Boylan and O'Neil, who are citizens of the United States.


--------------------------------------------------------------------------------------------------------------------------
                                   PRINCIPAL BUSINESS
        NAME                       ADDRESS                       TITLE                   PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------
German Larrea                      Baja California               Chairman of the Board; Chief     Chairman of the Board
Mota Velasco                       200, Mexico City 06760        Executive Officer                and Chief Executive
                                                                                                  Officer of Grupo Mexico

--------------------------------------------------------------------------------------------------------------------------
Juan Sanchez Navarro Peon          Campos Eliseos 400, Fl. 19    Director                         Vice President of
                                   Mexico City, 11000                                             Grupo Modelo, S.A. de
                                                                                                  C.V.

--------------------------------------------------------------------------------------------------------------------------
Prudencio Lopez Martinez           Paseo de Tamarindos,          Director                         President of Sanvica,
                                   400-B,  Fl. 2nd                                                S.A. de C.V.
                                   Mexico City, 05120
--------------------------------------------------------------------------------------------------------------------------
Juan I. Gallardo Thurlow           Monte Caucaso 915, Fl. 4      Director                         Chairman of the Board
                                   Mexico City, 11000                                             of Grupo Azucarero de
                                                                                                  Mexico, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Carlos Giron Peltier               Lamartine 730                 Director                         Retired
                                   Mexico City, 11560
--------------------------------------------------------------------------------------------------------------------------
Genaro Larrea                      Baja California               Director; Vice President and     Commercial President
Mota-Velasco                       200, Mexico City 06760        Chief Commercial Officer         of Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Augustin Santamarina V.            Campos Eliseos 345            Director and Secretary of the    Partner of Santamarina
                                   Mexico City, 11560            Board                            y Steta, S.C.
--------------------------------------------------------------------------------------------------------------------------
Hector Calva Ruiz                  Baja California 200           Director                         Managing Director for
                                   Mexico City 06760                                              Exploration and
                                                                                                  Projects of Grupo
                                                                                                  Mexico
--------------------------------------------------------------------------------------------------------------------------
Daniel Tellechea Salido            Baja California               Director; Vice President and     Administration and
                                   200, Mexico City 06760        Chief Financial Officer          Finance President of
                                                                                                  Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Oscar Gonzalez Rocha               Av. Caminos del Inca 171      Director                         President of the
                                   Lima, Peru                                                     Company
--------------------------------------------------------------------------------------------------------------------------
Xavier Garcia de Quevedo Topete    1150 N. 7th Avenue            Director; President and Chief    President and Chief
                                   Tucson, Arizona 85705         Operations Officer               Operations Officer of
                                                                                                  ASARCO
--------------------------------------------------------------------------------------------------------------------------
Alfredo Casar Perez                Bosque de Ciruelos 99         Director                         President and Managing
                                   Mexico City, 11700                                             Director of
                                                                                                  Ferrocarril Mexicano,
                                                                                                  S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Eduardo Gonzalez Gomez             Insugentes Sur 432            Director                         Independent Financial
                                   Mexico City 06760                                              Advisor
--------------------------------------------------------------------------------------------------------------------------
Genaro Guerreo Diaz Mercado        Baja California               Vice President                   Treasurer of Grupo
                                   200, Mexico City 06760                                         Mexico
--------------------------------------------------------------------------------------------------------------------------
Ernesto Duran Trinidad             Baja California               Vice President                   Corporate Director of
                                   200, Mexico City 06760                                         Controller Division of
                                                                                                  Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Rodolfo Rubio                      Baja California               Vice President, Environmental    Vice President,
                                   200, Mexico City 06760        and Technical Services           Environmental and
                                                                                                  Technical Services of
                                                                                                  ASARCO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No 843611104                                           Page 13 of 15 Pages



--------------------------------------------------------------------------------------------------------------------------
                                   PRINCIPAL BUSINESS
        NAME                       ADDRESS                       TITLE                   PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------
Manuel Ramos Rada                  Baja California               Vice President, Lead and         Vice President, Lead
                                   200, Mexico City 06760        Specialty Metals                 and Specialty Metals
                                                                                                  of ASARCO
--------------------------------------------------------------------------------------------------------------------------
Dourglas E. McAllister             1150 N. 7th Avenue            Vice President, Public           Vice President,
                                   Tucson, Arizona 85705         Relations and Government         General Counsel and
                                                                 Affairs                          Secretary of ASARCO
--------------------------------------------------------------------------------------------------------------------------
Brian P. Boylan                    1150 N. 7th Avenue            Vice President, Human            Senior Vice President
                                   Tucson, Arizona 85705         Resources                        of Legal Affairs and
                                                                                                  Human Resources of
                                                                                                  ASARCO
--------------------------------------------------------------------------------------------------------------------------
James T. O'Neil                    1150 N. 7th Avenue            Controller                       Vice President of
                                   Tucson, Arizona 85705                                          Finance and
                                                                                                  Administration of
                                                                                                  ASARCO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No 843611104                                           Page 14 of 15 Pages

ANNEX II

                        DIRECTORS AND EXECUTIVE OFFICERS

2. DIRECTORS AND EXECUTIVE OFFICERS OF CONTROLADORA MINERA MEXICO, S.A. de C.V. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Controladora. Each such person is a citizen of Mexico.


--------------------------------------------------------------------------------------------------------------------------
              NAME                  PRINCIPAL BUSINESS ADDRESS              TITLE                 PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------
German Larrea                      Baja California               Chairman of the Board;        Chairman of the Board and
Mota Velasco                       200, Mexico City 06760        Chief Executive Officer       Chief Executive Officer
                                                                                               of Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Juan Sanchez Navarro Peon          Campos Eliseos 400, Fl. 19    Director                      Vice President of Grupo
                                   Mexico City, 11000                                          Modelo, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Prudencio Lopez Martinez           Paseo de Tamarindos,          Director                      President of Sanvica,
                                   400-B,  Fl. 2nd                                             S.A. de C.V.
                                   Mexico City, 05120
--------------------------------------------------------------------------------------------------------------------------
Juan I. Gallardo Thurlow           Monte Caucaso 915, Fl. 4      Director                      Chairman of the Board of
                                   Mexico City, 11000                                          Grupo Azucarero de
                                                                                               Mexico, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Carlos Giron Peltier               Lamartine 730                 Director                      Retired
                                   Mexico City, 11560
--------------------------------------------------------------------------------------------------------------------------
Genaro Larrea                      Baja California               Director; Vice President      Commercial President of
Mota-Velasco                       200, Mexico City 06760        and Chief Commercial Officer  Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Augustin Santamarina V.            Campos Eliseos 345            Director and Secretary of     Partner of Santamarina y
                                   Mexico City, 11560            the Board                     Steta, S.C.
--------------------------------------------------------------------------------------------------------------------------
Hector Calva Ruiz                  Baja California 200           Assistant Director            Managing Director for
                                   Mexico City 06760                                           Exploration and Projects
                                                                                               of Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Daniel Tellechea Salido            Baja California               Assistant Director;           Administration and
                                   200, Mexico City 06760        Administration and Finance    Finance President of
                                                                 President                     Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Oscar Gonzalez Rocha               Av. Caminos del Inca 171      Assistant Director            President of the Company
                                   Lima, Peru
--------------------------------------------------------------------------------------------------------------------------
Xavier Garcia de Quevedo Topete    1150 N. 7th Avenue            Assistant Director            President and Chief
                                   Tucson, Arizona 85705                                       Operations Officer of
                                                                                               ASARCO
--------------------------------------------------------------------------------------------------------------------------
Alfredo Casar Perez                Bosque de Ciruelos 99         Assistant Director            President and Managing
                                   Mexico City, 11700                                          Director of Ferrocarril
                                                                                               Mexicano, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Eduardo Gonzalez Gomez             Insugentes Sur 432            Assistant Director            Independent Financial
                                   Mexico City 06760                                           Advisor
--------------------------------------------------------------------------------------------------------------------------
Armando Ortega Gomez               Baja California               Assistant Secretary           General Counsel of Grupo
                                   200, Mexico City 06760                                      Mexico
--------------------------------------------------------------------------------------------------------------------------

CUSIP No 843611104                                           Page 15 of 15 Pages

ANNEX III

                        DIRECTORS AND EXECUTIVE OFFICERS

3. DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of GMMI. Each such person is a citizen of Mexico.

--------------------------------------------------------------------------------------------------------------------------
              NAME                  PRINCIPAL BUSINESS ADDRESS              TITLE                 PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------
German Larrea                      Baja California               Chairman of the Board;        Chairman of the Board and
Mota Velasco                       200, Mexico City 06760        Chief Executive Officer       Chief Executive Officer
                                                                                               of Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Juan Sanchez Navarro Peon          Campos Eliseos 400, Fl. 19    Director                      Vice President of Grupo
                                   Mexico City, 11000                                          Modelo, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Prudencio Lopez Martinez           Paseo de Tamarindos,          Director                      President of Sanvica,
                                   400-B,  Fl. 2nd                                             S.A. de C.V.
                                   Mexico City, 05120
--------------------------------------------------------------------------------------------------------------------------
Juan I. Gallardo Thurlow           Monte Caucaso 915, Fl. 4      Director                      Chairman of the Board of
                                   Mexico City, 11000                                          Grupo Azucarero de
                                                                                               Mexico, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Carlos Giron Peltier               Lamartine 730                 Director                      Retired
                                   Mexico City, 11560
--------------------------------------------------------------------------------------------------------------------------
Genaro Larrea                      Baja California               Director; Vice President      Commercial President of
Mota-Velasco                       200, Mexico City 06760        and Chief Commercial Officer  Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Augustin Santamarina V.            Campos Eliseos 345            Director and Secretary of     Partner of Santamarina y
                                   Mexico City, 11560            the Board                     Steta, S.C.
--------------------------------------------------------------------------------------------------------------------------
Hector Calva Ruiz                  Baja California 200           Assistant Director            Managing Director for
                                   Mexico City 06760                                           Exploration and Projects
                                                                                               of Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Daniel Tellechea Salido            Baja California               Assistant Director;           Administration and
                                   200, Mexico City 06760        Administration and Finance    Finance President of
                                                                 President                     Grupo Mexico
--------------------------------------------------------------------------------------------------------------------------
Oscar Gonzalez Rocha               Av. Caminos del Inca 171      Assistant Director            President of the Company
                                   Lima, Peru
--------------------------------------------------------------------------------------------------------------------------
Xavier Garcia de Quevedo Topete    1150 N. 7th Avenue            Assistant Director            President and Chief
                                   Tucson, Arizona 85705                                       Operations Officer of
                                                                                               ASARCO
--------------------------------------------------------------------------------------------------------------------------
Alfredo Casar Perez                Bosque de Ciruelos 99         Assistant Director            President and Managing
                                   Mexico City, 11700                                          Director of Ferrocarril
                                                                                               Mexicano, S.A. de C.V.
--------------------------------------------------------------------------------------------------------------------------
Eduardo Gonzalez Gomez             Insugentes Sur 432            Assistant Director            Independent Financial
                                   Mexico City 06760                                           Advisor
--------------------------------------------------------------------------------------------------------------------------
Armando Ortega Gomez               Baja California               Assistant Secretary           General Counsel of Grupo
                                   200, Mexico City 06760                                      Mexico
--------------------------------------------------------------------------------------------------------------------------